650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

CONFIDENTIAL TREATMENT REQUESTED

BY BOX, INC.: BOX-0001

April 3, 2014

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

Via EDGAR and Overnight Delivery

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Mark P. Shuman Edwin Kim Eiko Yaoita Pyles Christine Davis

Re:	Box, Inc. Registration Statement on Form S-1 Filed March 24, 2014 File No. 333-194767

Ladies and Gentlemen:

On behalf of our client, Box, Inc. (“Box” or the “Company”), and in connection with the submission of a letter dated February 12, 2014 (the “First Response Letter”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated January 30, 2014, relating to the Company’s Draft Registration Statement on Form S-1 (the “Registration Statement”) submitted to the Commission on January 3, 2014, we submit this supplemental letter to further address comment 1 of the First Response Letter.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

AUSTIN    BEIJING    BRUSSELS    GEORGETOWN, DE    HONG KONG    LOS ANGELES    NEW YORK

PALO ALTO    SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC

Securities and Exchange Commission April 3, 2014 Page 2	CONFIDENTIAL TREATMENT REQUESTED BY BOX, INC.: BOX-0001

For the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter. In this letter, we have recited the prior comment from the Staff in italicized, bold type and have followed the comment with the Company’s response.

General

1.	We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. The effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

We supplementally advise the Staff that, on March 31, 2014, representatives of Morgan Stanley & Co. LLC, the lead underwriter for the Company’s initial public offering, on behalf of the underwriters, advised the Company that, based on then-current market conditions, they anticipated the underwriters would recommend to the Company a preliminary price range of [***] per share (the “Preliminary Price Range”).

We also supplementally advise the Staff that, on April 3, 2014, the Company’s Board of Directors granted options (“Options”) to purchase an aggregate of 1,447,897 shares of the Company’s Class B Common Stock. In addition, the Company’s Board of Directors granted other stock-based awards consisting of 2,689,919 Restricted Stock Units and 22,500 Restricted Stock Awards (collectively, the “Restricted Stock”). The Company’s Board of Directors determined the exercise price per share for the Options was [***], consistent with the latest contemporaneous third-party valuation of the Company’s Common Stock that was performed as of March 28, 2014.

To determine the fair value of the Common Stock, the Company utilized the Hybrid Method and also gave consideration to recent secondary sales of its Common Stock. Under the Hybrid Method, a weighting of 90% was applied to an initial public offering (“IPO”) scenario, given there was more clarity with respect to the Company’s IPO plans, and a 10% weighting was applied to a non-IPO scenario (using the Option Pricing Model method), representing a reasonable level of risk that market conditions or other external or internal factors could still prevent or delay a successful IPO. Under the IPO scenario, the fair value was estimated using the market comparable approach with comparable companies consistent with those being used by the Company’s underwriters in their recommendation of the Preliminary Price Range, a present value discount rate of 25%, an assumed time to liquidity of 0.09 years and a non-marketability discount of 5%. The IPO scenario resulted in a present value of the Common Stock, on a non-marketable, minority basis of [***] per share, with an implied IPO share price of [***] per share. The implied IPO share price is consistent with the midpoint of the Preliminary Price Range noted above because the third-party valuation experts and the underwriters were aligned with respect to the comparable companies and their respective trading multiples.

Securities and Exchange Commission April 3, 2014 Page 3	CONFIDENTIAL TREATMENT REQUESTED BY BOX, INC.: BOX-0001

Under the non-IPO scenario, the fair value was estimated using a time to liquidity event of two years, volatility of 45% and a marketability discount of 25%. The concluded overall Hybrid Method share price was [***] per share. The valuation continued to be informed by the secondary sales of 32,626 shares of Common Stock by certain of the Company’s stockholders to third parties at an average sales price of $24.25 per share in the fourth quarter of the Company’s fiscal year 2014. Given that the number of shares sold in these secondary transactions represents approximately 0.1% of the total capitalization of the Company and is based on limited to no availability of reliable financial information to the purchasers, and considering the sales of the Company’s Series E-1 redeemable preferred stock in the third and fourth quarters of fiscal 2014 at $18.00 per share, a 10% weighting was applied on the indication of value from the secondary sale transactions. With the 90% weighting placed on the Hybrid Method and a 10% weighting on the secondary sales transactions, the overall concluded fair value of the Common Stock was [***] per share. As a result, the Company’s Board of Directors determined the exercise price of the Options granted on April 3, 2014 to be [***] per share.

Given the short duration of time between the grant date of the Options and the Restricted Stock and the expected commencement of the marketing process for the Company’s IPO, the Company expects that, solely for determining stock-based compensation for financial reporting purposes, it will use the higher of [***] per share or the midpoint of the price range to be set forth in the Company’s initial preliminary prospectus as the basis for the fair value of the Options and the Restricted Stock.

We further advise the Staff that the Options and Restricted Stock represent all stock-based awards made subsequent to January 31, 2014. Based on the fair value of [***] per share (which, as described above, is subject to change depending on the midpoint of the price range to be set forth in the Company’s initial preliminary prospectus), the Company expects to recognize related compensation expense, net of estimated forfeitures, of approximately [***] over the fiscal years ending January 31, 2015 through 2019. In future periods, the Company’s stock-based compensation expense will be higher than this amount due to the Company’s existing unrecognized stock-based compensation and as the Company issues additional stock awards to continue to attract and retain employees.

The Company does not intend to disclose the Preliminary Price Range or the Options and Restricted Stock in the Registration Statement until it commences the marketing efforts for the proposed IPO, which is currently scheduled to begin on April 17, 2014. In addition to updating the grant table in the Stock-Based Compensation section of Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Registration Statement, the Company’s proposed disclosure to describe its fair value determination for the Options and Restricted Stock granted on April 3, 2014, is as follows (which assumes that the midpoint of the price range to be set forth in the initial preliminary prospectus is used as the basis to calculate stock-based compensation), subject to any required and related modifications pending the final outcome of the midpoint of the price range:

March 28, 2014 Valuation

A third-party contemporaneous valuation of our common stock was performed as of March 28, 2014. To determine the fair value of our common stock, we utilized the Hybrid Method and gave consideration to secondary sales of our common stock. Under the Hybrid Method, a 90% weighting was applied to an IPO scenario, given there was more clarity with respect to our IPO plans, and a 10% weighting was applied to a non-IPO scenario which reflected a reasonable level of risk that market conditions or other external or internal factors could still prevent or delay an IPO. Under the IPO scenario, the fair value was estimated using the market comparable approach, a discount rate of 25%, an

Securities and Exchange Commission April 3, 2014 Page 4	CONFIDENTIAL TREATMENT REQUESTED BY BOX, INC.: BOX-0001

assumed time to liquidity of 0.09 years and a non-marketability discount of 5%. Under the non-IPO scenario, the fair value was estimated using a volatility rate of 45%, a time to liquidity of two years, and a non-marketability discount of 25%. The use of the Hybrid Method yielded a per share value of [***]. The valuation continued to be informed by the secondary sales of 32,626 shares of our common stock by certain of our stockholders to third parties at an average sales price of $24.25 per share in the fourth quarter of our fiscal year 2014. We then applied a 90% weighting to the [***] per share value determined under the Hybrid Method and a 10% weighting to the $24.25 average sales price of the secondary sales. Given that the number of shares sold in secondary sale transactions represented only approximately 0.1% of our total capitalization and was based on limited to no availability of reliable financial information to the purchasers, and considering the sale of our Series E-1 redeemable convertible preferred stock to new investors in the third and fourth quarters of fiscal 2014, we determined a 10% weighting was appropriate. Based on the factors noted above and the third-party contemporaneous valuation, our board of directors determined the fair value of our common stock was [***] per share. Accordingly, for stock options granted on April 3, 2014, we determined it was appropriate to use [***] per share as the exercise price.

When assessing the appropriate fair value for purposes of calculating the stock-based compensation expense for awards granted in April 2014, given the short duration of time between the grant date of the awards and the commencement of our offering, we determined that it was appropriate to use $                 per share, the midpoint of the estimated offering price range set forth on the cover page of this prospectus, as the fair value to calculate the related stock-based compensation expense for these awards.

Securities and Exchange Commission April 3, 2014 Page 5	CONFIDENTIAL TREATMENT REQUESTED BY BOX, INC.: BOX-0001

Please direct any questions regarding the Company’s response to me at (650) 565-3969 or javina@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Jon C. Avina

Jon C. Avina

cc:	Aaron Levie, Box, Inc.

Dylan Smith, Box, Inc.

Dan Levin, Box, Inc.

Peter McGoff, Box, Inc.

Steven E. Bochner, Wilson Sonsini Goodrich & Rosati, P.C.

Jose F. Macias, Wilson Sonsini Goodrich & Rosati, P.C.

Richard A. Kline, Goodwin Procter LLP

Anthony J. McCusker, Goodwin Procter LLP